UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 18, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

CONTINUING CONNECTED TRANSACTIONS
AND DISCLOSEABLE TRANSACTION

Reference is made to the announcements of the Company dated 29 April 2008, 28 October 2008, 15 April 2009 and 24 March 2010 respectively and the circular of the Company dated 13 May 2008 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, such transactions under the Financial Services Renewal Agreement also constitute a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group (on the one hand) and the Eastern Air Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Apart from the transactions under the Financial Services Renewal Agreement, as the relevant percentage ratios set out in the Listing Rules in respect of the transactions under each Renewed Continuing Connected Transaction are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

With respect to the provision of loan and financing services under the Financial Services Renewal Agreement and the transactions under the Catering Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to approval by the Independent Shareholders at the EGM.

The annual caps under the Existing Maintenance Services Agreement, the Existing Automobile Repairing Services Agreement and the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 are revised. As the relevant applicable percentage ratios set out in the Listing Rules in respect of the revised annual caps for the Existing Maintenance Services Agreement, the Existing Automobile Repairing Services Agreement and the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 are less than 5%, the transactions thereunder fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

BACKGROUND

Reference is made to the announcements of the Company dated 29 April 2008, 28 October 2008, 15 April 2009 and 24 March 2010 respectively and the circular of the Company dated 13 May 2008 in relation to, amongst others, the Existing Continuing Connected Transactions in respect of agreements for the provision of goods and/or services between certain members of the CEA Holding Group and the Group.

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into respective renewed agreements relating to the Existing Continuing Connected Transactions. These agreements are set out as follows:

	Agreements	Counterparties and connected person relationship

1.	Property Leasing Renewal Agreement	CEA Holding

2.	Financial Services Renewal Agreement	東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) (the “Eastern Air Finance Company”), which is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding

3.	Import and Export Agency Renewal Agreement	東方航空進出口有限公司 (Eastern Aviation Import & Export Company) (the “Eastern Aviation Import & Export Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding

4.	Maintenance and Repair Services Renewal Agreement	上海東方航空實業有限公司 (CEA Development Co.) (“CEA Development”), which is directly interested as to 95% by, and is thus an associate, of CEA Holding

5.	Catering Services Renewal Agreement	東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) (the “Eastern Air Catering Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding

6.	Sales Agency Services Renewal Agreements	上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Tourism Co., Ltd.) (“Shanghai Dongmei”), which is indirectly interested as to 72.84% by, and is thus an associate of, CEA Holding

7.	Advertising Services Renewal Agreement	東方航空傳媒有限公司 (Eastern Aviation Advertising Company Limited) (the “Eastern Aviation Advertising Company”), which is directly interested as to 55% by, and is thus an associate of, CEA Holding

(On 5 February 2008, the Eastern Aviation Advertising Company’s name was changed from 上海東方航空傳 媒有限公司 (Shanghai Eastern Aviation Advertising Company Limited) to its present name above.)

8.	Media Resources Renewal Agreement	The Eastern Aviation Advertising Company, which is directly interested as to 55% by, and is thus an associate of, CEA Holding

Certain charges for the services under the agreements are determined based on tariffs, if available and applicable, set by the relevant PRC or industry regulatory authorities. Those transactions where the charges are not set by reference to prescribed regulatory tariffs are determined based on commercial negotiations between the parties, in each case on an arm’s length basis. The terms of these transactions are, as currently anticipated, no less favourable than the terms as may be available to the Group from independent third parties and are, in the Directors’ view, fair and reasonable and in the interests of the Company’s shareholders as a whole.

In compliance with the relevant requirements under the Listing Rules, the Company has set maximum annual consideration or values, or annual caps, in respect of each of the Renewed Continuing Connected Transactions. These annual caps are, to the extent appropriate, determined by reference to factors including historical figures and expected future business growth which, in the Directors’ view, are fair and reasonable.

1.	PROPERTY LEASING RENEWAL AGREEMENT

CEA Holding is a wholly PRC state-owned enterprise. The principal activities of CEA Holding are investment holding.

Please refer to the paragraphs headed “Property Leasing Renewal Agreement” on pages 3 and 4 of the Company’s announcement dated 29 April 2008 for the background and history of the Existing Property Leasing Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Property Leasing Agreement with CEA Holding on substantially the same terms, pursuant to which the Company will lease from CEA Holding and its subsidiaries, for use by the Group in its daily airlines and other business operations (the “Property Leasing Renewal Agreement”):

(a)
a maximum of altogether 33 land properties owned by CEA Northwest, covering an aggregate site area of approximately 692,539 square metres primarily located in Xi’an, Xianyang and Lanzhou together with a total of 225 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 269,148 square metres;

(b)
a maximum of altogether 7 land properties owned by CEA Yunnan, covering an aggregate site area of approximately 420,768 square metres primarily located in Kunming, together with a total of 77 building properties and related construction, infrastructure and facilities occupying an aggregate floor area of approximately 452,949 square metres;

(c)	building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 8,853 square metres located in Shijiazhuang;

(d)	building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 63,552 square metres located in Taiyuan;

(e)
a total of altogether 7 building properties and related construction, infrastructure and facilities owned by CEA Holding, occupying an aggregate floor area of approximately 13,195 square metres located in Shanghai;

(f)	a total of altogether 29 guest rooms and 2 suites in Eastern Hotel owned by CEA Holding, occupying an aggregate floor area of approximately 1,500 square metres located in Shanghai; and

(g)	other property facilities owned by CEA Holding and/or its subsidiaries as may be leased to the Company from time to time due to the urgent business requirements of the Company.

Term

The Property Leasing Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Property Leasing Agreement will be terminated.

Pricing

Under the Existing Property Leasing Agreement, the Company pays an annual rental in an aggregate amount of approximately RMB55,140,000.

Under the Property Leasing Renewal Agreement, the annual rental payable by the Company shall be determined based on the specific properties to be leased as negotiated based on prevailing market rates and on arm’s length basis, and shall be no less favourable than those offered by CEA Holding and/or its subsidiaries to independent third parties. The Company expects the annual rental payable under the Existing Property Leasing Agreement to increase due to the inclusion of the building properties and related construction, infrastructure and facilities as described at items (c) to (g) above in the Property Leasing Renewal Agreement. Such rental is payable half-yearly in advance and is subject to review and adjustments provided that such adjustments shall not exceed the applicable rent adjustment standards published by the relevant local PRC authorities.

Reasons for and benefits of the transactions

The Group’s civil aviation business comprise businesses previously operated by CEA Northwest, CEA Yunnan and CEA Holding. Accordingly, properties currently held, occupied and/or used by CEA Northwest, CEA Yunnan and CEA Holding associated with their civil aviation businesses shall be leased to the Company, such that the Group will be able to continue to use such properties in its daily airlines and other business operations. Following the absorption of Shanghai Airlines by the Company, the scale of the Group’s businesses and properties used by the Group is expected to further increase. The Company therefore entered into the Property Leasing Renewal Agreement which secures the Group its right to use the relevant properties at rentals which are no higher, and thus no less favourable, than prevailing market rates.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures for the rentals paid by the Company in respect of the Existing Property Leasing Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB55,399,000 and RMB55,140,000 respectively.

Annual caps

Factoring in any anticipated possible inflation, historical rental trends and the Directors’ knowledge and understanding of the market, it is expected that the annual rental payable by the Company under the Property Leasing Renewal Agreement will not exceed RMB79,800,000, RMB95,760,000 and RMB114,900,000 for each of the three financial years ending 31 December 2011, 2012 and 2013 respectively.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Property Leasing Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

2.	FINANCIAL SERVICES RENEWAL AGREEMENT

The Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 5 to 7 of the Company’s announcement dated 29 April 2008 and the Company’s circular dated 13 May 2008 for the background and history of the Existing Financial Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with the Eastern Air Finance Company, pursuant to which the Eastern Air Finance Company and its subsidiaries (each a “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) will from time to time provide the Group with a range of financial services including: (i) deposit services; (ii) loan and financing services; and (iii) other financial services such as the provision of trust loans, financial guarantees and credit references (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed) (the “Financial Services Renewal Agreement”).

Term

Subject to approval being obtained from the Independent Shareholders at the EGM, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Financial Services Agreement will be terminated.

Pricing

Under the Financial Services Renewal Agreement:

(a)
The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant standard rates set by the People’s Bank of China for similar deposits;

(b)
The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China for similar services; and

(c)
In respect of the provision of other financial services, the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity shall be determined by reference to the applicable standard fees and charges as specified by the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by the People’s Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity on terms no less favourable than terms available from commercial banks in China. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity in the performance of the Financial Services Renewal Agreement.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

Reasons for and benefits of the transaction

As mentioned above, under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the standard rates set by the People’s Bank of China, and will be able to obtain loans and financing from the respective Eastern Air Finance Entity at interest rates no higher than such standard rates.

Further, the Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cashflow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks.

Accordingly,

(a)
With regard to the transactions relating to the provision of loan and financing services and “other financial services” under the Financial Services Renewal Agreement, the Directors believe that the entering into such transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole; and

(b)
With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding the independent non-executive Directors) believe that the entering into such transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders, and that the terms of such transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole. As such transactions will be subject to approval by the Independent Shareholders at the EGM, the independent non- executive Directors shall establish the Independent Board Committee to advise the Independent Shareholders in respect of such transactions via the circular to be issued by the Company and despatched to its shareholders on or by 5 November 2010 in accordance with the Listing Rules.

Historical figures

The historical maximum daily outstanding balance of the deposit services provided to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB1,202,892,000 and RMB2,296,617,119 respectively. No financial services other than deposit and loan and financing services were provided to the Group in respect of the Existing Financial Services Agreement for the two financial years ended 31 December 2008 and 2009.

Annual caps

The proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on: (i) the future management of the Group’s cash resources; and (ii) the anticipated business growth and expansion of the Group.

The Group intends to centralise its cash resources with a few selected financial institutions in order to improve financial management as well as possibly benefiting from increased economies of scale due to the centralisation.

Together with the continuous economic growth in the PRC, the Directors are optimistic and anticipate that the domestic air transportation market will continue to grow. Following the absorption of Shanghai Airlines by the Company, the scale of the Group’s businesses is expected to further increase. Accordingly, it is expected that the volume of the Group’s cashflow will increase.

Having considered the historical figures and taking account of the circumstances above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected to exceed RMB4,000,000,000 for each of the three financial years ending 31 December 2011, 2012 and 2013, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected future financial arrangements with the Eastern Air Finance Entities.

Listing Rules implications

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, such transactions under the Financial Services Renewal Agreement also constitute a discloseable transaction pursuant to the Listing Rules and is accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group (on the one hand) and the Eastern Air Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

3.	IMPORT AND EXPORT AGENCY RENEWAL AGREEMENT

The Eastern Aviation Import & Export Company is a company approved by the PRC Ministry of Commerce and is licensed to engage in the business of import and export of aircraft and related aviation equipment and materials in the PRC.

Please refer to the paragraphs headed “Import and Export Agency Agreement” on pages 7 to 9 of the Company’s announcement dated 29 April 2008 for the background and history of the Existing Import and Export Agency Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Import and Export Agency Agreement with the Eastern Aviation Import & Export Company on substantially the same terms, pursuant to which the Eastern Aviation Import & Export Company and its subsidiaries (each an “Eastern Aviation Import & Export Entity” and collectively the “Eastern Aviation Import & Export Entities”) will from time to time as its agent provide the Group with agency services for the import and export of aircraft and related raw materials, accessories, machinery and equipment required in the daily airlines operations and civil aviation business of the Group (the “Import and Export Agency Renewal Agreement”).

Term

The Import and Export Agency Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Import and Export Agency Agreement will be terminated.

Pricing

Under the Import and Export Agency Renewal Agreement, the Company shall pay commissions and expenses to the respective Eastern Aviation Import & Export Entity for the services it provides at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to third parties.

The rates charged by the respective Eastern Aviation Import & Export Entity pursuant to the Import and Export Agency Renewal Agreement are comparable to those offered by third parties to the Group, and are generally on no less favourable terms than those provided by third parties.

As the Import and Export Agency Renewal Agreement is a master agency agreement in nature, its payment terms are case specific, depending on the underlying subject agreement.

Reasons for and benefits of the transaction

The Eastern Aviation Import & Export Company is a PRC qualified company, licensed and experienced in providing import and export agency services in respect of aircraft and related aviation equipment and materials in the PRC. Compared with the few other independent third party service providers in the market, through its cooperation with the Group for the last consecutive sixteen years, the Eastern Aviation Import & Export Entities have secured a better understanding of the Group’s operations, as is evident from the proven track record they have attained. Accordingly, the Directors believe that the Eastern Aviation Import & Export Entities will be able to deliver timely services to accommodate the operating needs of the Group, catering for its day-to-day business and administrative schedule. The Group will be able to benefit from, as is believed, better organised, efficient and cost-effective import and export agency services required, at prescribed rates which are no less favourable than those offered by the respective Eastern Aviation Import & Export Entity to independent third parties.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total commissions and expenses paid by the Group in respect of the Existing Import and Export Agency Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB47,257,000 and RMB48,498,000 respectively.

Annual caps

Based on such historical figures, the expected expansion and developments of the Group’s business and the extent and volume of import/export agency services the Group expects the Eastern Aviation Import & Export Entities to provide, the total amounts of commissions and expenses payable by the Company to the Eastern Aviation Import & Export Entities under the Import and Export Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB81,900,000, RMB98,300,000 and RMB118,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Import and Export Agency Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

4.	MAINTENANCE AND REPAIR SERVICES RENEWAL AGREEMENT

CEA Development is principally engaged in the business of providing various repairing and maintenance services, including but not limited to, ground equipments, metal materials, construction materials, chemical materials, telecommunication equipment and electronic appliances.

Please refer to the paragraphs headed “Maintenance Services Renewal Agreement” on pages 9 and 10 of the Company’s announcement dated 29 April 2008 for the background and history of the Existing Maintenance Services Agreement, and the Company’s announcement dated 28 October 2008 for the background and history of the Existing Automobile Repairing Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the consolidation and renewal of the Existing Maintenance Services Agreement and the Existing Automobile Repairing Services Agreement on substantially the same terms with CEA Development pursuant to which CEA Development and its subsidiaries(each a “CEA Development Entity” and collectively the “CEA Development Entities”) will from time to time provide certain services to the Company, including: (a) maintenance and repair services to the Company’s automobiles that are used in ground services and daily operations; (b) comprehensive services in relation to maintenance, repair and overhaul of aircraft and aviation equipment, and procurement of related equipment and materials required in the daily operations of the Group; (c) various special vehicles and equipment for airline use, such as air stairs, freight cars, luggage trailers, garbage truck, food cars, freight containers, freight board; and (d) aircraft on-board supplies. (the “Maintenance and Repair Services Renewal Agreement”).

Term

The Maintenance and Repair Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Maintenance Services Agreement and the Existing Automobile Repairing Services Agreement will be terminated.

Pricing

Under the Maintenance and Repair Services Renewal Agreement, the service fees in relation to the provision of maintenance and ancillary services and the purchase price in relation to procurement and supply of equipment and materials payable to the respective CEA Development Entity shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees and purchase price shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective CEA Development Entity to independent third parties. Such service fees are payable quarterly in arrears.

The rates charged by the respective CEA Development Entity pursuant to the Maintenance and Repair Services Renewal Agreement are comparable to those offered by independent third parties to the Group, and are generally on no less favourable terms than those provided by independent third parties.

Reasons for and benefits of the transaction

The Directors believe that it is in the best interest of the Group to procure the required services and the supply of equipment and materials from the CEA Development Entities considering that the CEA Development Entities have special strengths that independent third-party service or other providers generally do not possess. Such strengths include aviation industry expertise, knowledge and qualification of the CEA Development Entities to meet the demand of certain types of work, its track record of quality and timely service provided to the Group, and its convenient location (in the vicinity of certain local sites of the Group) enabling it to offer quick services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total amounts paid by the Group (in respect of the Existing Maintenance Services Agreement) for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB8,958,000 and RMB5,258,000 respectively. The historical figures of the total amounts paid by the Group (in respect of the Existing Automobile Repairing Services Agreement) for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB23,595,000 and RMB32,301,000 respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts payable by the Company to the CEA Development Entities under the Maintenance and Repair Services Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB103,320,000, RMB123,980,000 and RMB148,780,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Maintenance and Repair Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

Revision of the 2010 annual cap

As disclosed in the announcement of the Company dated 29 April 2008, the annual cap for the transactions under the Existing Maintenance Services Agreement for the financial year ending 31 December 2010 was set at RMB20,000,000. However, the aggregate service fees payable by the Company under the Existing Maintenance Services Agreement will increase to an extent greater than the Company had previously anticipated. This is mainly due to the increased services required by the Company following the absorption of Shanghai Airlines by the Company, and consolidated treatment of the consequent additional service fees with the original service fees payable by the Company.

Taking into account the factors mentioned above and the gradual and organic growth of the Group’s business over these years, it is expected that the service fees payable by the Company under the Existing Maintenance Services Agreement for the financial year ending 31 December 2010 will increase to approximately RMB27,800,000. Accordingly, the existing annual cap for the transactions under the Existing Maintenance Services Agreement for the financial year ending 31 December 2010 (being RMB20,000,000) is revised to RMB27,800,000.

As disclosed in the announcement of the Company dated 28 October 2010, the annual cap for the transactions under the Existing Automobile Repairing Services Agreement for the financial year ending 31 December 2010 was set at RMB42,000,000. However, the aggregate service fees payable by the Company under the Existing Automobile Repairing Services Agreement will increase to an extent greater than the Company had previously anticipated. This is mainly due to increased services required by the Company following the absorption of Shanghai Airlines by the Company, and consolidated treatment of the consequent additional service fees payable with the original service fees payable by the Company.

Taking into account the factors mentioned above and the gradual and organic growth of the Group’s business over these years, it is expected that the service fees payable by the Company under the Existing Automobile Repairing Services Agreement for the financial year ending 31 December 2010 will increase to approximately RMB58,300,000. Accordingly, the existing annual cap for the transactions under the Existing Automobile Repairing Services Agreement for the financial year ending 31 December 2010 (being RMB42,000,000) is revised to RMB58,300,000.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the revised annual cap for either the Existing Maintenance Services Agreement or the Existing Automobile Repairing Services Agreement for the financial year ending 31 December 2010 are less than 5%, the respective transactions thereunder fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

5.	CATERING SERVICES RENEWAL AGREEMENT

The Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed “Catering Services Agreement” on pages 10 to 12 of the Company’s announcement dated 29 April 2008 and the Company’s circular dated 13 May 2008 for the background and history of the Existing Catering Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with the Eastern Air Catering Company on substantially the same terms pursuant to which the Eastern Air Catering Company and the subsidiaries of the Eastern Air Catering Company (each a “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with in-flight catering services (including the supply of in-flight meals and beverages, cutlery and tableware) and related storage and complementary services required in the daily airline operations and civil aviation business of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (the “Catering Services Renewal Agreement”).

Term

The Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Catering Services Agreement will be terminated.

Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears, within 60 days of the receipt of invoices issued by the respective Eastern Air Catering Entity.

Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and more importantly have local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and will have a good understanding of the Group’s culture and operations. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB464,004,000 and RMB441,300,000 respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB825,000,000, RMB980,000,000 and RMB1,160,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

6.	SALES AGENCY SERVICES RENEWAL AGREEMENT

Shanghai Dongmei and its subsidiaries(each a “Shanghai Dongmei Entity” and collectively the “Shanghai Dongmei Entities”) are companies principally engaged in the business of providing agency services in relation to sale of domestic and international air tickets and complementary services such as tourism services (including hotel reservation and sale of souvenirs and other hospitality products). The Shanghai Dongmei Entities have established local operating centres in Shanghai, Xi’an and Kunming.

Please refer to the paragraphs headed “Sales Agency Services Renewal Agreements” on pages 12 and 13 of the Company’s announcement dated 29 April 2008 for the background and history of the Existing Sales Agency Services Agreements.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Sales Agency Services Agreements with Shanghai Dongmei on substantially the same terms, pursuant to which the Shanghai Dongmei Entities will from time to time provide the Group as its agents with services for sale of air tickets and the provision of complementary services required in the daily airline operations and civil aviation business of the Group (collectively, the “Sales Agency Services Renewal Agreement”).

Term

The Sales Agency Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Sales Agency Services Agreements will be terminated.

Pricing

Under the Sales Agency Service Renewal Agreement, the Shanghai Dongmei Entities charge commissions at a rate by reference to that prescribed by the Civil Aviation Administration of China and the International Aviation Transportation Association, as determined following arm’s length negotiations. Such commissions are payable monthly in arrears.

Reasons for and benefits of the transaction

The Company has always been focusing on enhancing its marketing and sales strategies and efforts, and has been actively involved in the promotion and expansion of its sales network and market share. The Shanghai Dongmei Entities, as mentioned above, have local operating centres in Shanghai, Xi’an, Kunming and other cities and areas in China, covering the focal operating areas of the Group’s airlines and aviation business. All members of the Group will be able to obtain services for sale of air tickets and related complementary services at standard terms and rates prescribed by Civil Aviation Administration of China and the International Aviation Transportation Association.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total commissions paid by the Group in respect of the Existing Sales Agency Services Agreements for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB13,774,000 and RMB15,745,000 respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of commissions payable by the Company to the Shanghai Dongmei Entities under the Sales Agency Services Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB80,000,000, RMB96,000,000 and RMB115,200,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Sales Agency Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

Revision of the 2010 annual cap

As disclosed in the announcement of the Company dated 29 April 2008, the annual cap for the transactions under the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 was set at RMB19,720,000. However, the aggregate commissions payable by the Company under the Existing Sales Agency Services Agreements will increase to an extent greater than the Company had previously anticipated. This is mainly due to: (a) increased services required by the Company following the absorption of Shanghai Airlines by the Company, and consolidated treatment of the consequent additional commissions with the original commissions payable by the Company; and (b) the growth of the Company’s business due to the improving condition of the aviation industry.

Taking into account the factors mentioned above and the gradual and organic growth of the Group’s business over these years, it is expected that the aggregate commissions payable by the Company under the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 will increase to approximately RMB46,250,000. Accordingly, the existing annual cap for the transactions under the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 (being RMB19,720,000) is revised to RMB46,250,000.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the revised annual cap for the Existing Sales Agency Services Agreements for the financial year ending 31 December 2010 are less than 5%, the transactions thereunder fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

7.	ADVERTISING SERVICES RENEWAL AGREEMENT

The Eastern Aviation Advertising Company is a company principally engaged in the businesses of multi-media advertising operations, including advertising design and production, and organising promotional functions and campaigns.

Please refer to the paragraphs headed “Advertising Services Renewal Agreement” on pages 13 and 14 of the Company’s announcement dated 29 April 2008 for the background and history of the Existing Advertising Services Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Advertising Services Agreement with the Eastern Aviation Advertising Company on substantially the same terms, pursuant to which the Eastern Aviation Advertising Company and its subsidiaries (each an “Eastern Aviation Advertising Entity” and collectively the “Eastern Aviation Advertising Entities”) will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry (the “Advertising Services Renewal Agreement”).

Term

The Advertising Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Advertising Services Agreement will be terminated.

Pricing

Under the Advertising Services Renewal Agreement, the service fees payable to the respective Eastern Aviation Advertising Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Aviation Advertising Entity to independent third parties.

At the beginning of each calendar year, the Company will pay the Eastern Aviation Advertising Entities a lump sum representing its budgeted advertising expenses for that year, and the Eastern Aviation Advertising Entities shall accordingly structure and carry out their advertising functions for the Group, and shall offset their service fees from that sum deposited by the Company on a quarterly basis in arrears.

Reasons for and benefits of the transaction

Advertising businesses are not the core competencies of the Group while the Eastern Aviation Advertising Entities are experienced in advertising operations and have a proven track record with an extensive network of advertising sponsors to draw upon. In addition, compared with other independent third-party service providers, the Eastern Aviation Advertising Company has, through its cooperation with the Group for the last consecutive sixteen years, secured a better understanding of the Group’s culture and operations, and thus the advertising functions procured by the Eastern Aviation Advertising Entities for the Group would better fit and cater to its public relations and marketing strategies. Further, the advertising functions of all members within the Group will be centrally organised by the Eastern Aviation Advertising Entities, which will, as is believed, be better managed and cost-effective.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Advertising Services Agreement for each of the two financial years ended 31 December 2008 and 2009 are approximately RMB3,595,000 and RMB13,002,000 respectively.

Annual caps

Based on such historical figures, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Company to the Eastern Aviation Advertising Entities under the Advertising Services Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB36,000,000, RMB46,000,000 and RMB56,000,000, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Advertising Services Renewal Agreement are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

8.	MEDIA RESOURCES RENEWAL AGREEMENT

Please refer to the Company’s announcement dated 24 March 2010 for the background and history of the Existing Media Resources Agreement.

On 15 October 2010, the Company entered into an agreement relating to the renewal of the Existing Media Resources Agreement with the Eastern Aviation Advertising Company on substantially the same terms, pursuant to which, the Company agreed to grant the Eastern Aviation Advertising Entities exclusive rights to operate the media resources of the Company (the “Media Resources Renewal Agreement”).

Pursuant to the Media Resources Renewal Agreement, the Eastern Aviation Advertising Entities will have the following exclusive rights:

(i)	to distribute certain in-flight reading materials to the customers of the Company;

(ii)
to operate advertisements in the media resources of the Company, which includes the folding tables, occipital plate to the seat, in-flight radios and video entertainment programmes, advertisement system on airport shuttles, website and mobile connection (mobile phones); and

(iii)	to be commissioned to purchase in-flight entertainment programmes (which may include the content of the advertisements) from independent third parties or produce such programmes on its own.

For other exploitable media resources that are not included in the preceding paragraphs, the Company has the right to invite public bidding. An Eastern Aviation Advertising Entity has the priority to develop and operate the aforementioned exploitable media resources if in the bidding process such Eastern Aviation Advertising Entity offers the same terms as the other bidders.

Terms

The term of the Media Resources Renewal Agreement is 3 years commencing from 1 January 2011 to 31 December 2013.

With effect from 1 January 2011, the Existing Media Resources Agreement will be terminated.

Pricing

The operation fees payable by the Eastern Aviation Advertising Entities to the Company for the exclusive rights pursuant to the Media Resources Renewal Agreement increase by 7.5% annually, which are expected to be RMB12,900,000, RMB13,870,000 and RMB14,910,000 for the financial years ending 2011, 2012 and 2013 respectively. The annual operation fees are payable into the bank account as designated by the Company in two equal instalments, first instalments will be paid by 31 January and the second instalments will be paid by 31 July.

In addition, the Eastern Aviation Advertising Entities will from time to time provide the Group with multi-media advertising services to promote its business and to organise promotional functions and campaigns to enhance its reputation in the civil aviation industry. Pursuant to the Media Resources Renewal Agreement, in relation to the advertising design and the image promotion of the Company which will be advertised on the media resources, the Eastern Aviation Advertising Entities have agreed to provide the Company the advertisement positions or time intervals with a value of approximately RMB30,000,000 every year. If such fees exceed RMB30,000,000, the Company shall pay the excess of such amount to the Eastern Aviation Advertising Entities. The advertising fees payable to the respective Eastern Aviation Advertising Entity for its services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such advertising fees shall be determined based on arm’s length negotiations, and shall be no less favourable than those offered by the respective Eastern Aviation Advertising Entity to independent third parties.

Reasons for and benefits of the transaction

The Eastern Aviation Advertising Company has been engaged in the professional aviation media business for a long time and has the relevant experience in aviation media business. In addition, the Eastern Aviation Advertising Company, being a company having established a long term cooperative relationship with the Group in the operation of media resources, has a better understanding of the corporate culture and the brand of the Group. The Directors believe that through the transactions contemplated under the Media Resources Renewal Agreement, the development and utilization of the media resources of the Company will become more professional.

Accordingly, the Directors believe that the entering into of these transactions will be beneficial to the Group and its business developments, and in turn is believed to be conducive to the interests of the Company’s shareholders. The Directors further believe that the terms of these transactions are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Historical figures

No service fees were paid to the Company in respect of the Existing Media Resources Agreement from 24 March 2010 to 30 June 2010.

Annual caps

Based on such historical figure, and the expected expansion and developments of the Group’s business, the total amounts of service fees payable by the Eastern Aviation Advertising Entities to the Company under the Media Resources Renewal Agreement for the three financial years ending 31 December 2011, 2012 and 2013 are not expected to exceed RMB40,000,000, RMB50,000,000 and RMB60,000,000, respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

Listing Rules implications

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Media Resources Services Renewal Agreement are expected to be less than 5% on an annual basis, such transaction fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

SUMMARY OF THE RENEWED CONTINUING CONNECTED TRANSACTIONS AND THE ASSOCIATED ANNUAL CAPS

Annual caps For the financial year ending (RMB)
	Agreement and transactions thereunder	31 December 2011	31 December 2012	31 December 2013

1.	Property Leasing Renewal Agreement	RMB79,800,000	RMB95,760,000	RMB114,900,000
2.	Financial Services Renewal Agreement*	RMB4,000,000,000	RMB4,000,000,000	RMB4,000,000,000
3.	Import and Export Agency Renewal Agreement	RMB81,900,000	RMB98,300,000	RMB118,000,000
4.	Maintenance and Repair Services Renewal Agreement	RMB103,320,000	RMB123,980,000	RMB148,780,000
5.	Catering Services Renewal Agreement	RMB825,000,000	RMB980,000,000	RMB1,160,000,000
6.	Sales Agency Services Renewal Agreement	RMB80,000,000	RMB96,000,000	RMB115,200,000
7.	Advertising Services Renewal Agreement	RMB36,000,000	RMB46,000,000	RMB56,000,000
8.	Media Resources Renewal Agreement	RMB40,000,000	RMB50,000,000	RMB60,000,000

*      In respect of the provision of deposit services, which requires Independent Shareholders’ approval at the EGM

In respect of each of the Renewed Continuing Connected Transactions, the associated annual cap represents the maximum aggregate annual value of consideration payable under the relevant transaction (or the maximum daily outstanding balance of deposit with respect to the deposit pursuant to the Financial Services Renewal Agreement as the case may be). If any annual cap for a transaction is exceeded, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

IMPLICATIONS UNDER THE LISTING RULES

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant “percentage ratio” applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules, and such transactions together with the associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, such transactions under the Financial Services Renewal Agreement also constitute a discloseable transaction pursuant to the Listing Rules and are accordingly subject to the relevant disclosure and reporting requirements.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant standard rates set by the People’s Bank of China, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement and approval from the Independent Shareholders requirements, by virtue of Rule 14A.65(4) of the Listing Rules.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the Eastern Air Finance Company had not previously provided any such services to the Group and any future transaction that may take place between the Group (on the one hand) and the Eastern Air Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.31 such transactions are exempt from all reporting, announcement and Independent Shareholders approval requirements. Should such transactions exceed the exemption threshold in future, the Company will be required to re-comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

Apart from the transactions under the Financial Services Renewal Agreement, as the relevant percentage ratios set out in the Listing Rules in respect of the transactions under each Renewed Continuing Connected Transaction are expected to be less than 5% on an annual basis, such transactions fall within Rule 14A.34 of the Listing Rules and are subject to the reporting, announcement and annual review requirements only and are exempt from approval by the Independent Shareholders under the Listing Rules.

With respect to the provision of loan and financing services under the Financial Services Renewal Agreement and the transactions under the Catering Services Renewal Agreement, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to approval by the Independent Shareholders at the EGM.

Based on the information described above, the Board (save for the independent non-executive Directors in respect of the provision of deposit services under the Financial Services Renewal Agreement) is of the view that the Renewed Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Group and the Company’s shareholders as a whole.

Mr. Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng are senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group is therefore a connected person of the Company.

CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated annual caps, which will be taken on a poll as required under the Listing Rules.

The Independent Board Committee will be established to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same.

A circular containing further information in relation to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement as well as other related matters will be issued by the Company and despatched to its shareholders on or by 5 November 2010 in accordance with the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	means the board of the Directors;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 59.94% of its issued share capital;

“CEA Holding Group”	means CEA Holding and its subsidiaries and other associates, excluding the Group;

“CEA Northwest”	means 中國東方航空西北公司 (China Eastern Air Northwest Company), a company wholly-owned by CEA Holding;

“CEA Yunnan”	means 中國東方航空雲南公司 (China Eastern Air Yunnan Company, a company wholly-owned by CEA Holding;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules;

“Directors”	means the directors of the Company;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement;

“Existing Advertising Services Agreement”
means the advertising services agreement dated 12 May 2005 entered into between the Eastern Aviation Advertising Company and the Company, as renewed by an agreement dated 29 April 2008 entered into between the Eastern Aviation Advertising Company and the Company, details of which are found in the paragraphs headed “Advertising Services Renewal Agreement” on pages 13 and 14 of the Company’s announcement dated 29 April 2008;

“Existing Automobile Repairing Services Agreement”
means the automobile repairing services agreement dated 28 October 2008 entered into between CEA Development and the Company, details of which are found in the Company’s announcement dated 28 October 2008;

“Existing Catering Services Agreement”
means the catering services agreement dated 29 April 2008 entered into between the Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Agreement” on pages 10 to 12 of the Company’s announcement dated 29 April 2008 and the Company’s circular dated 13 May 2008;

“Existing Continuing Connected Transactions”
means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcements of the Company dated 29 April 2008, 28 October 2008, 15 April 2009 and 24 March 2010 respectively and the circular of the Company dated 13 May 2008;

“Existing Financial Services Agreement”
means the financial services agreement dated 12 May 2005 entered into between the Eastern Air Finance Company and the Company, as renewed by an agreement dated 29 April 2008 entered into between the Eastern Air Finance Company and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 5 to 7 of the Company’s announcement dated 29 April 2008 and the Company’s circular dated 13 May 2008;

“Existing Import and Export Agency Agreement”
means the import and export agency agreement dated 12 May 2005 entered into between the Eastern Aviation Import & Export Company and the Company, as renewed by an agreement dated 29 April 2008 entered into between the Eastern Aviation Import & Export Company and the Company, details of which are found in the paragraphs headed “Import and Export Agency Agreement” on pages 7 to 9 of the Company’s announcement dated 29 April 2008;

“Existing Maintenance Services Agreement”
means the maintenance services agreement dated 12 May 2005 entered into between 上海東方航空設備制造公司 (Shanghai Eastern Aviation Equipment Manufacturing Corporation) and the Company, as renewed by an agreement dated 29 April 2008 entered into between the same parties thereto, details of which are found in the paragraphs headed “Maintenance Services Renewal Agreement” on pages 9 and 10 of the Company’s announcement dated 29 April 2008;

“Existing Media Resources Agreement”
means the media resources agreement dated 24 March 2010 entered into between the Eastern Aviation Advertising Company and the Company, details of which are found in the Company’s announcement dated 24 March 2010;

“Existing Property Leasing Agreement”
means the property leasing agreement dated 12 May 2005 entered into among CEA Holding, CEA Northwest, CEA Yunnan and the Company, as renewed by an agreement dated 29 April 2008 entered into between the same parties thereto, details of which are found in the paragraphs headed “Property Leasing Renewal Agreement” on pages 3 and 4 of the Company’s announcement dated 29 April 2008;

“Existing Sales Agency Services Agreements”
means the sales agency service agreements dated 12 May 2005 entered into between a number of subsidiaries or associates of CEA Holding and the Company, as renewed by agreements dated 29 April 2008 entered into between the same parties thereto, details of which are found in the paragraphs headed “Sales Agency Services Renewal Agreements” on pages 12 and 13 of the Company’s announcement dated 29 April 2008;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”
means the independent board committee of the Company to be formed to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and its associated annual caps;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Renewed Continuing Connected Transactions”
means the renewed continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed “Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Agency Renewal Agreement”, “Maintenance and Repair Services Renewal Agreement”, “Catering Services Renewal Agreement”, “Sales Agency Services Renewal Agreement”, “Advertising Services Renewal Agreement” and “Media Resources Renewal Agreement” of this announcement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd);

“Shanghai Listing Rules”	means the 上海証券交易所股票上市規則 (Rules Governing Listing of Securities on the Shanghai Stock Exchange);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“%”	means per cent.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Xiaogen	(Independent Non-executive Director)
Ji Weidong	(Independent Non-executive Director)
Shao Ruiqing	(Independent Non-executive Director)

Shanghai, the PRC
15 October 2010